SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: September 12, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

This Form 6-K consists of the following, which appear immediately following this page:
•	Invitation to the Extraordinary General Meeting of UBS AG

•	Cover Letters

•	Proxy Cards

Invitation
to the Extraordinary General
Meeting of UBS AG
Thursday, 2 October 2008, 10:30 a.m.
(Doors open at 9:30 a.m.)
St. Jakobshalle
Brüglingerstrasse 21, Basel

Status Report of the Board of Directors
Agenda Item 1 Elections of New Members of the Board of Directors
1.1. Sally Bott
1.2. Rainer-Marc Frey
1.3. Bruno Gehrig
1.4. William G. Parrett
Agenda Item 2 Amendments to the Articles of Association
Adjustment to the new UBS corporate governance effective as of 1 July 2008 (Title of Article 20, Articles 20 para. 1, 21 para. 2, 24 lit. e, 29 and 30 of the Articles of Association)
Introduction
Requests for the Inclusion of Items on the Agenda
On 13 August 2008, UBS AG published a notice in the Swiss Official Commercial Gazette (Schweizerisches Handelsamts-blatt), various Swiss and international newspapers as well as on its website at www.ubs.com/shareholder-meeting. Qualifying shareholders were invited to submit their requests for the inclusion of individual items on the agenda by 29 August 2008. No requests were submitted.

Organizational Issues
Admission Cards for the Extraordinary General Meeting
Shareholders recorded in the Share Register of UBS AG in Switzerland may order their admission cards by sending the order form attached to this invitation to the following address until 25 September 2008: UBS AG, Shareholder Services, P.O. Box, CH-8098 Zurich.
     Shareholders recorded in the Share Register in the United States of America may request their admission cards, in writing, at the following address until 25 September 2008: BNY Mellon Shareowner Services, Proxy Processing, P.O. Box 3510, S. Hackensack, NJ 07606-9210.
     Previously issued admission cards will become invalid if the corresponding shares are sold prior to the Extraordinary General Meeting. These cards will be recalled if the Share Register is informed of the sale.
Total number of shares and voting rights
The total number of shares issued by UBS AG currently stands at 2,932,574,213. Each share carries one vote, meaning that 2,932,574,213 voting rights currently exist. Pursuant to Art. 659a para. 1 of the Swiss Code of Obligations, the voting rights of treasury shares and the rights associated therewith are suspended. The same applies to shares that have not been entered in the Share Register (dispo-shares) and shares that have been registered without voting rights. The total number of shares that entitle holders to attend and vote at the Extraordinary General Meeting is 1,617,965,602.
Representation at the Extraordinary General Meeting
Shareholders may be represented at the Extraordinary General Meeting by their legal representative or, with a written proxy, by their custodial bank or by any other shareholder entitled to vote at the Extraordinary General Meeting. In addition, every shareholder has the option of having his or her shares represented at the Extraordinary General Meeting, free of charge, by:
–	UBS AG, P.O. Box, CH-8098 Zurich as a corporate or custody proxy

–	Altorfer Duss & Beilstein AG (Dr. Urs Zeltner, Attorney and Notary) P.O. Box, CH-8010 Zurich as an independent proxy.
Basel and Zurich, 8 September 2008
UBS AG
For the Board of Directors:
Peter Kurer, Chairman

Extraordinary General Meeting of UBS AG | 2 October 2008
Status Report of the Board of Directors
The Chairman of the Board of Directors will report on the following matters:
(i)	New corporate governance of UBS AG as of 1 July 2008

(ii)	Strategic repositioning of UBS AG including implementation

(iii)	Implementation of the remediation programme following the investigation of the Swiss Federal Banking Commission
The Board of Directors will make this status report for information purposes and outside of the agenda items of the Extraordinary General Meeting. No resolution will be adopted under this item.

Item 1
Election of New Members of the Board of Directors
The Board of Directors proposes that Sally Bott, Rainer-Marc Frey, Bruno Gehrig and William G. Parrett be elected to the Board of Directors for a term of office to expire at the 2009 Annual General Meeting.

Extraordinary General Meeting of UBS AG | 2 October 2008
1.1. Sally Bott
A. Motion
The Board of Directors proposes that Sally Bott be elected as an independent member of the Board of Directors.
B. Explanations
Sally Bott (1949) serves as Group Human Resources Director of BP plc, which she joined in early 2005, and is a member of its Group Executive Committee. Sally Bott spent most of her career in finance. Between 2000 and 2005 she was a Managing Director at Marsh & McLennan, a US based global risk and insurance services business, and Head of HR for Marsh, Inc. From 1994 to 1997, she served for Barclays plc in different Human Resources roles. In 1970, she joined Citibank as a Research Analyst, where she subsequently took her first HR role as Director and rose steadily working primarily across investment and wholesale banking with a range of geographic responsibilities until 1993.
     In addition, Sally Bott is a member of the Board of the Royal College of Music in London. She has a Bachelor in Economics of the Manhattanville College, USA, and followed courses towards a Masters in Economics at the New York University. She is a US citizen.
     Subject to her election, the Board of Directors intends to appoint Sally Bott as a member of the Human Resources and Compensation Committee.
1.2. Rainer-Marc Frey
A. Motion
The Board of Directors proposes that Rainer-Marc Frey be elected as an independent member of the Board of Directors.
B. Explanations
Rainer-Marc Frey (1963) is the founder and Chairman of Horizon21, a thematically based investment manager which takes long-term investment views on various industry sectors. In 1992 he founded RMF Investment Group (RMF), one of the first hedge fund groups in Europe, and became Chief Executive Officer. RMF was acquired by Man Group Plc in 2002. Between 2002 and 2004, he held a number of senior roles within Man Group Plc and was the largest individual shareholder. From 1989 to 1992, prior to founding RMF, Rainer-Marc Frey served as a Director at Salomon Brothers Inc. in Zurich, Frankfurt and London, where he mainly was involved with equity derivatives. Between 1987 and 1989 he worked for Merrill Lynch Inc. covering equity, fixed income and swaps markets with the primary focus on equity derivatives.
     In addition, Rainer-Marc Frey is a member of the Board of Directors of DKSH, Zurich, and a member of the Advisory Board of Invision Private Equity AG, Zug. He holds a degree in economics from the University of St. Gallen (Switzerland). He is a Swiss citizen.
     Subject to his election, the Board of Directors intends to appoint Rainer-Marc Frey as a member of the Risk Committee and of the Strategy Committee.
1.3. Bruno Gehrig
A. Motion
The Board of Directors proposes that Bruno Gehrig be elected as an independent member of the Board of Directors.
B. Explanations
Bruno Gehrig (1946) has been Chairman of Swiss Life Holding since 2003. Between 1996 and 2003 he served at the Swiss National Bank starting as a member of the Governing Board and becoming Vice Chairman in 2000. From 1992 to 1996, he was a Professor at the University of St. Gallen and concurrently served as a member of the Swiss Federal Banking Commission. Between 1989 and 1991, he held the position of CEO at Cantrade Private Banking Group. Bruno Gehrig worked for the former Union Bank of Switzerland (UBS) between 1981 and 1989, where he started as Chief Economist before assuming responsibility for Securities Sales & Trading.
     In addition, Bruno Gehrig is the Vice Chairman of the Board of Directors of Roche Holding AG, Basel, and the Chairman of the Swiss Luftfahrtstiftung, Zug. He studied Economics at the University of Berne (Switzerland), where he also did his PhD studies. He completed postgraduate studies at the University of Rochester, New York. He is a Swiss citizen.
     Subject to his election, the Board of Directors intends to appoint Bruno Gehrig as a member of the Audit Committee.

Extraordinary General Meeting of UBS AG | 2 October 2008
1.4. William G. Parrett
A. Motion
The Board of Directors proposes that William G. Parrett be elected as an independent member of the Board of Directors.
B. Explanations
William G. Parrett (1945) served his entire career with Deloitte Touche Tohmatsu, a global organization of member firms that operates with 160,000 people in nearly 140 countries. He was Chief Executive Officer from 2003 until his retirement in 2007. Between 1999 and 2003, he was a Managing Partner of Deloitte & Touche USA LLP. William G. Parrett founded the U.S. National Financial Services Industry Group (1995) and the Global Financial Services Industry Group (1997) of Deloitte, both of which he led as Chairman. In his 40 years of experience in professional services, William G. Parrett served public, private, governmental, and state-owned clients worldwide with distinction in order to achieve superior financial performance and growth.
     In addition, William G. Parrett is an independent director of Eastman Kodak Co., USA, Blackstone Group LP, USA, and Thermo Fisher Scientific Inc., USA. He also is the Chairman of the Boards of Directors of the United States Council for International Business and of United Way of America, a member of the Board of Trustees of Carnegie Hall, and a member of the Executive Committee of the International Chamber of Commerce. William G. Parrett has a Bachelor in accounting of the St. Francis College, New York, and is a certified public accountant. He is a US citizen.
     Subject to his election, the Board of Directors intends to appoint William G. Parrett as a member of the Audit Committee.

Item 2
Amendments to the Articles of Association
Adjustment to the new UBS corporate governance effective as of 1 July 2008 (Title of Article 20, Articles 20 para. 1, 21 para. 2, 24 lit. e, 29 and 30 of the Articles of Association)

Extraordinary General Meeting of UBS AG | 2 October 2008
A. Motion
The Board of Directors proposes to adjust the Articles of Association to the new UBS corporate governance effective as of 1 July 2008 and that the title of Article 20, Articles 20 para. 1, 21 para. 2, 24 lit. e, 29 and 30 of the Articles of Association be replaced by the following:

Current Version	Proposed New Version

Title of Article 20	Title of Article 20

Organization, Chairman’s Office	Organization

Article 20 para. 1	Article 20 para. 1

[1] The Board of Directors shall elect a Chairman’s Office from among its members. It shall be composed of the Chairman and at least one Vice Chairman.	[1] The Board of Directors shall elect a Chairman and at least one Vice Chairman from among its members.

Article 21 para. 2	Article 21 para. 2

[2] The Board of Directors shall also be convened if one of its members or the Group Executive Board submits a written request to the Chairman’s Office to hold such a meeting.	[2] The Board of Directors shall also be convened if one of its members or the Group Chief Executive Officer submits a written request to the Chairman to hold such a meeting.

Article 24 lit. e	Article 24 lit. e

e) Appointment and removal of the President and the members of the Group Executive Board and the head of Group Internal Audit
e)   Appointment and removal of (i) the Group Chief Executive Officer, (ii) such other members of the Group Executive Board as the Organization Regulations require to be appointed by the Board of Directors, and (iii) the Head of Group Internal Audit

Article 29	Article 29

The Group Executive Board is composed of the President and at least three other members.	The Group Executive Board is composed of the Group Chief Executive Officer and at least three other members as further set forth in the Organization Regulations.

Article 30	Article 30

[1] The Group Executive Board is responsible for the management of the Group. It is the supreme executive body as defined by the Swiss Federal Law on Banks and Savings Banks. It implements the Group strategy decided by the Board of Directors and ensures the execution of the decisions of the Board of Directors and the Chairman’s Office. It is responsible for the Group’s results.
[1] The Group Executive Board, acting under the leadership of the Group Chief Executive Officer, is responsible for the management of the Group. It is the supreme executive body as defined by the Swiss Federal Law on Banks and Savings Banks. It implements the Group strategy decided by the Board of Directors and ensures the execution of the decisions of the Board of Directors. It is responsible for the Group’s results.
[2] The Group Executive Board has the following principal responsibilities:	[2] The responsibilities and authorities of the Group Executive Board and other management units designated by the Board of Directors are defined by the Organization Regulations.
a) Preparing and proposing Group strategy and the fundamental policy decisions necessary for their implementation, the Organization Regulations and the basic organizational structure of the Group

b) Exercising such functions and authorities as shall be assigned to it by the Organization Regulations

c)   Regularly informing the Board of Directors, as prescribed by Art. 25, item b of these Articles of Association, and submitting the documents in accordance with Art. 25, items a and c of these Articles of Association

[3] The functions and authorities of the Group Executive Board and other management units designated by the Board of Directors are to be defined by the Organization Regulations.
B. Explanations
As of 1 July 2008, the Board of Directors amended the governance structure of UBS AG and the new organization regulations of the company became effective as of the same date. The new model clarifies the separation of responsibilities between the Board and the Group Executive Board and abolishes the Chairman’s Office.
As a result, the Articles of Association will have to be amended accordingly.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel
www.ubs.com

UBS AG
P.O. Box, CH-8098 Zurich Tel. +41-44-234 11 11

Board of Directors

Tel. +41-44-236 67 69
Fax +41-44-235 82 20
sh-shareholder-services@ubs.com
8 September 2008
Extraordinary General Meeting of UBS AG on 2 October 2008, 10.30 a.m.,
St. Jakobshalle, Brüglingerstrasse 21, Basel
Dear Shareholder
On behalf of our Board of Directors, we would like to invite you to the Extraordinary General Meeting of Shareholders. Please find enclosed the agenda with explanations to the different items. If you plan to attend the Extraordinary General Meeting in person or to appoint a proxy of your choice, we kindly ask you to return enclosure 1 to us, duly completed and signed, so that an admission card may be issued. Only registered shareholders who are entered in the share register may be appointed as proxies. Spouses who are not shareholders in their own right may not act as proxies.
We shall, however, be glad to represent your shares at the Extraordinary General Meeting as a corporate proxy. If this is your preference, we invite you to fill out the form of proxy with your voting instructions and return it to us.
If you appoint us as proxy without expressly indicating how you wish your votes to be cast, your shares will be voted in accordance with the proposals of the Board of Directors.
Sincerely yours,
UBS AG

Peter Kurer Chairman	Luzius Cameron Company Secretary

Extraordinary General
Meeting of UBS AG
on 2 October 2008

Enclosure 1
Request for an Admission Card
Registered shareholder with voting rights
I/we request UBS AG to issue an admission card for the Extraordinary General Meeting on 2 October 2008,
made out to:

☐ my/our name	Family name

☐ my/our proxy	Given name

Address

City/State

Postal code

and to send it to:

☐ my/our address

☐ my/our proxy

Date	Signature

Please reply by 25 September 2008

UBS AG
P.O. Box, CH-8098 Zurich Tel. +41-44-234 11 11

Board of Directors

Tel. +41-44-236 67 69
Fax +41-44-235 82 20
sh-shareholder-services@ubs.com
8 September 2008
Extraordinary General Meeting of UBS AG on 2 October 2008, 10.30 a.m.,
St. Jakobshalle, Brüglingerstrasse 21, Basel
Dear Shareholder
On behalf of our Board of Directors, we would like to advise you of the forthcoming Extraordinary General Meeting of Shareholders. As we informed you earlier, you are listed in our share register as a shareholder without voting rights. You are therefore not entitled to represent your shares at the Extraordinary General Meeting.
For your information we are sending you the agenda of the Meeting with explanations to the different items.
Sincerely yours,
UBS AG

Peter Kurer Chairman	Luzius Cameron Company Secretary

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors.

Please mark your votes as indicated in this example	☒

1. Elections of New Members of the Board of Directors				2. Amendments to the Articles of Association
	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
1.1. Sally Bott	☐	☐	☐	Adjustment to the new UBS corporate governance effective as of 1 July 2008 (Title of Article 20, Articles 20 para. 1, 21 para. 2, 24 lit. e, 29 and 30 of the Articles of Association)	☐	☐	☐
	FOR	AGAINST	ABSTAIN
1.2. Rainer-Marc Frey	☐	☐	☐
	FOR	AGAINST	ABSTAIN
1.3. Bruno Gehrig	☐	☐	☐
	FOR	AGAINST	ABSTAIN
1.4. William G. Parrett	☐	☐	☐

Dated:	,	2008

Signature

Signature if held jointly

NOTE: Please sign as name appears hereon. If shares are registered in more than one name, the signatures of all such persons are required. A corporation should sign in its full corporate name by a duly authorized officer, stating such officer’s title. Trustees, guardians, executors and administrators should sign in their official capacity giving their full title as such. A partnership should sign in the partnership name by an authorized person, stating such person’s title and relationship to the partnership.

▲ FOLD AND DETACH HERE  ▲
Vote by Internet, Telephone or Mail
24 Hours a Day, 7 Days a Week
Voting is available through 12:00 Noon Eastern Time September 26, 2008.
Your Internet or telephone vote instructs the Trustee how to vote your shares as if you marked, signed and returned your voting instruction card.

Internet		Telephone		Mail
http://www.proxyvoting.com/ubs-sip		1-866-540-5760		Mark, sign and date
Use the internet to vote your proxy. Have your proxy card in hand when you access the web site.	OR	Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.	OR	your proxy card and return it in the enclosed postage-paid envelope.
If you vote your proxy by Internet or by telephone,
you do NOT need to mail back your proxy card.

This Voting Instruction Card is requested by State Street, in conjunction with the Extraordinary General Meeting of
UBS AG
Confidential Voting Instruction
Dear participant of the UBS Savings and Investment Plan,
We would like to advise you of the upcoming Extraordinary General Meeting of UBS AG to be held at St. Jakobshalle, Basel, on 2 October 2008, 10:30 a.m. Various items are being proposed for approval at the meeting. The agenda and related information are included in the enclosed package.
Your vote is important. As a participant in the UBS Savings and Investment Plan, you have the opportunity to direct the Trustee how to vote shares allocated to your account under the Plan. You can vote your shares via telephone, Internet, or by marking your choices on this card and then signing. dating, and mailing it in the enclosed return envelope. Your vote will remain confidential. Using this method, you authorize the Trustee to vote your shares as you specify on this card. If you do not direct the Trustee, the unvoted shares will be voted by the Trustee in the same proportion as those for which instructions have been received. Please direct your written request by 25 September 2008 to:
UBS AG
c/o BNY Mellon Shareowner Services

P.O. Box 3510 South Hackensack, NJ 07606-9210 Sincerely, State Street
Voting instructions in case of ad-hoc motions
In case of ad-hoc motions during the Extraordinary General Meeting. I/we authorize my/our proxy to act as follows:
     ☐ Vote in accordance with the Board of Directors
     ☐ Abstain
If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors.

▲ FOLD AND DETACH HERE▲

PRINT AUTHORIZATION (THIS BOXED AREA DOES NOT PRINT)
To commence printing on this proxy card please sign, date and fax this card to: 212-691-9013
SIGNATURE: DATE: TIME:
UBS Saving & Investment Plan Color Stripe Green

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors.

Please mark your votes as indicated in this example	☒

1. Elections of New Members of the Board of Directors				2. Amendments to the Articles of Association
	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
1.1. Sally Bott	☐	☐	☐	Adjustment to the new UBS corporate governance effective as of 1 July 2008 (Title of Article 20, Articles 20 para. 1, 21 para. 2, 24 lit. e, 29 and 30 of the Articles of Association)	☐	☐	☐

	FOR	AGAINST	ABSTAIN
1.2. Rainer-Marc Frey	☐	☐	☐
	FOR	AGAINST	ABSTAIN
1.3. Bruno Gehrig	☐	☐	☐
	FOR	AGAINST	ABSTAIN
1.4. William G. Parrett	☐	☐	☐

Dated:	,	2008

Signature

Signature if held jointly

NOTE: Please sign as name appears hereon. If shares are registered in more than one name, the signatures of all such persons are required. A corporation should sign in its full corporate name by a duly authorized officer, stating such officer's title. Trustees, guardians, executors and administrators should sign in their official capacity giving their full title as such. A partnership should sign in the partnership name by an authorized person, stating such person's title and relationship to the partnership.

▲ FOLD AND DETACH HERE  ▲
Vote by Internet, Telephone or Mail
24 Hours a Day, 7 Days a Week
Voting is available through 12:00 Noon Eastern Time September 26, 2008.
Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

Internet		Telephone		Mail
http://www.proxyvoting.com/ubs		1-866-540-5760		Mark, sign and date
Use the internet to vote your proxy.	OR	Use any touch-tone telephone to	OR	your proxy card and
Have your proxy card in hand when		vote your proxy. Have your proxy		return it in the
you access the web site.		card in hand when you call.		enclosed postage-paid
envelope.
If you vote your proxy by Internet or by telephone,
you do NOT need to mail back your proxy card.

Dear Shareholder
We would like to invite you to the Extraordinary General Meeting of Shareholders to be held at St. Jakobshalle, Basel, on 2 October 2008, 10:30 a.m. (doors open 9:30 a.m.). Various items are proposed for approval at the meeting. The agenda and related information are included in the enclosed Invitation to the Extraordinary General Meeting of Shareholders of UBS AG.

Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via telephone, Internet or by marking your choices on this proxy card, and then signing, dating and mailing it in the enclosed return envelope. Using this method, you authorize UBS AG to vote your shares as you specify on the card.

Alternatively, if you are a registered shareholder, you may attend the meeting and vote in person, or you may appoint a proxy of your choosing to vote at the meeting for you. If you choose to attend the meeting, or appoint a proxy to attend on your behalf, your shares can only be voted at the meeting. Please note that only registered shareholders who are entered in the register may be appointed as proxies. Spouses who are not shareholders in their own right may not act as proxies. Please direct your written request by 25 September 2008 to:

UBS AG
c/o BNY Mellon Shareowner Services, P.O. Box 3510, South Hackensack, NJ 07606-9210
If you are a beneficial shareholder (hold your shares through a broker or other financial intermediary) you must first register your shares to be eligible for the options discussed above.
Sincerely,
UBS AG
Voting instructions in case of ad-hoc motions
In case of ad-hoc motions during the Extraordinary General Meeting. I/we authorize my/our proxy to act as follows:
☐ Vote in accordance with the Board of Directors
☐ Abstain
If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors.

▲ FOLD AND DETACH HERE▲

PRINT AUTHORIZATION (THIS BOXED AREA DOES NOT PRINT)
To commence printing on this proxy card please sign, date and fax this card to: 212-691-9013
SIGNATURE: DATE: TIME:
Registered Quantity (common) Broker Quantity

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors.

Please mark your votes as indicated in this example	☒

1. Elections of New Members of the Board of Directors				2. Amendments to the Articles of Association
	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
1.1. Sally Bott	☐	☐	☐	Adjustment to the new UBS corporate governance effective as of 1 July 2008 (Title of Article 20, Articles 20 para. 1, 21 para. 2, 24 lit. e, 29 and 30 of the Articles of Association)	☐	☐	☐
	FOR	AGAINST	ABSTAIN
1.2. Rainer-Marc Frey	☐	☐	☐
	FOR	AGAINST	ABSTAIN
1.3. Bruno Gehrig	☐	☐	☐
	FOR	AGAINST	ABSTAIN
1.4. William G. Parrett	☐	☐	☐

Dated:	,	2008

Signature

Signature if held jointly

NOTE: Please sign as name appears hereon. If shares are registered in more than one name, the signatures of all such persons are required. A corporation should sign in its full corporate name by a duly authorized officer, stating such officer’s title. Trustees, guardians, executors and administrators should sign in their official capacity giving their full title as such. A partnership should sign in the partnership name by an authorized person, stating such person’s title and relationship to the partnership.

▲ FOLD AND DETACH HERE  ▲
Vote by Internet, Telephone or Mail
24 Hours a Day, 7 Days a Week
Voting is available through 12:00 Noon Eastern Time September 26, 2008.
Your Internet or telephone vote instructs the Trustee how to vote your shares as if you marked, signed and returned your voting instruction card.

Internet		Telephone		Mail
http://www.proxyvoting.com/ubs-prssp		1-866-540-5760		Mark, sign and date
Use the internet to vote your proxy.	OR	Use any touch-tone telephone to	OR	your proxy card and
Have your proxy card in hand when		vote your proxy. Have your proxy		return it in the
you access the web site.		card in hand when you call.		enclosed postage-paid
envelope.
If you vote your proxy by Internet or by telephone,
you do NOT need to mail back your proxy card.

This Voting Instruction Card is requested by The Northern Trust Company, in conjunction with the Extraordinary General Meeting of
UBS AG
Confidential Voting Instruction
Dear participant of the UBS Financial Service Inc. of Puerto Rico Savings Plus Plan:
We would like to advise you of the upcoming Extraordinary General Meeting of UBS AG to be held at St. Jakobshalle, Basel, on 2 October 2008, 10:30 a.m. Various items are being proposed for approval at the meeting. The agenda and related information are included in the enclosed package.
Only The Northern Trust Company, as the Trustee of the UBS Financial Services Inc. of Puerto Rico Savings Plus Plan, can vote the shares of UBS AG stock held by the Plan. As a participant in and a Named Fiduciary (i.e. the responsible party identified in the voting section of the Plan Document and Trust) under the UBS Financial Services Inc. Puerto Rico Savings Plus Plan, you have the right to direct The Northern Trust Company, as Trustee, how to vote the shares of UBS AG allocated to your Plan account as well as a portion of any shares for which no timely voting instructions are received from other participants. The Trust provides that the Trustee will vote the shares for which voting instructions have not been received in the same proportion as it votes the shares for which it has received such instructions unless to do so would be inconsistent with the Trustee’s duties.
Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via telephone, Internet, or by marking your choices on this card and then signing, dating, and mailing it in the enclosed return envelope. Your vote will remain confidential. Using this method, you authorize the Trustee to vote your shares as you specify on this card. To select one of these options, please direct your written request by 25 September 2008 to:
UBS AG
c/o BNY Mellon Shareowner Services

P.O. Box 3510 South Hackensack, NJ 07606-9210 Sincerely, The Northern Trust Company
Voting instructions in case of ad-hoc motions
In case of ad-hoc motions during the Extraordinary General Meeting. I/we authorize my/our proxy to act as follows:
     ☐ Vote in accordance with the Board of Directors
     ☐ Abstain
If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors.

▲ FOLD AND DETACH HERE ▲

PRINT AUTHORIZATION (THIS BOXED AREA DOES NOT PRINT)
To commence printing on this proxy card please sign, date and fax this card to: 212-691-9013
SIGNATURE: DATE: TIME:
Puerto Rico Savings Plus Plan Color Stripe Orange

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors.

Please mark your votes as indicated in this example	☒

1. Elections of New Members of the Board of Directors				2. Amendments to the Articles of Association
	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
1.1. Sally Bott	☐	☐	☐	Adjustment to the new UBS corporate governance effective as of 1 July 2008 (Title of Article 20, Articles 20 para. 1, 21 para. 2, 24 lit. e, 29 and 30 of the Articles of Association)	☐	☐	☐
	FOR	AGAINST	ABSTAIN
1.2. Rainer-Marc Frey	☐	☐	☐
	FOR	AGAINST	ABSTAIN
1.3. Bruno Gehrig	☐	☐	☐
	FOR	AGAINST	ABSTAIN
1.4. William G. Parrett	☐	☐	☐

Dated:	,	2008

Signature

Signature if held jointly

NOTE: Please sign as name appears hereon. If shares are registered in more than one name, the signatures of all such persons are required. A corporation should sign in its full corporate name by a duly authorized officer, stating such officer’s title. Trustees, guardians, executors and administrators should sign in their official capacity giving their full title as such. A partnership should sign in the partnership name by an authorized person, stating such person’s title and relationship to the partnership.

▲ FOLD AND DETACH HERE  ▲
Vote by Internet, Telephone or Mail
24 Hours a Day, 7 Days a Week
Voting is available through 12:00 Noon Eastern Time September 26, 2008.
Your Internet or telephone vote instructs the Trustee how to vote your shares as if you marked, signed and returned your voting instruction card.

Internet		Telephone		Mail
http://www.proxyvoting.com/ubs-401k		1-866-540-5760		Mark, sign and date
Use the internet to vote your proxy.	OR	Use any touch-tone telephone to	OR	your proxy card and
Have your proxy card in hand when		vote your proxy. Have your proxy		return it in the
you access the web site.		card in hand when you call.		enclosed postage-paid
envelope.
If you vote your proxy by Internet or by telephone,
you do NOT need to mail back your proxy card.

This Voting Instruction Card is requested by The Northern Trust Company, in conjunction with the Extraordinary General Meeting of
UBS AG
Confidential Voting Instruction
Dear participant of the UBS Financial Services Inc. 401(k) Plus Plan:
We would like to advise you of the upcoming Extraordinary General Meeting of UBS AG to be held at St. Jakobshalle, Basel, on 2 October 2008, 10:30 a.m. Various items are being proposed for approval at the meeting. Please find enclosed the agenda with explanations to the different items. The agenda and related information are included in the enclosed package.
Only The Northern Trust Company, as the Trustee of the UBS Financial Services Inc. 401(k) Plus Plan, can vote the shares of UBS AG stock held by the Plan. As a participant in and a Named Fiduciary (i.e. the responsible party identified in the voting section of the Plan Document and Trust) under the UBS Financial Services Inc. 401(k) Plus Plan, you have the right to direct The Northern Trust Company, as Trustee, how to vote the shares of UBS AG allocated to your Plan account as well as a portion of any shares for which no timely voting instructions are received from other participants. The Trust provides that the Trustee will vote the shares for which voting instructions have not been received in the same proportion as it votes the shares for which is has received such instructions unless to do so would be inconsistent with the Trustee’s duties.
Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via telephone, Internet, or by marking your choices on this card and then signing, dating, and mailing it in the enclosed return envelope. Your vote will remain confidential. Using this method, you authorize the Trustee to vote your shares as you specify on this card. Please direct your written request by 25 September 2008 to:
UBS AG
c/o BNY Mellon Shareowner Services

P.O. Box 3510 South Hackensack, NJ 07606-9210 Sincerely, The Northern Trust Company
Voting instructions in case of ad-hoc motions
In case of ad-hoc motions during the Extra ordinary General Meeting. I/we authorize my/our proxy to act as follows:
     ☐ Vote in accordance with the Board of Directors
     ☐ Abstain
If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors.

▲ FOLD AND DETACH HERE ▲

PRINT AUTHORIZATION (THIS BOXED AREA DOES NOT PRINT)
To commence printing on this proxy card please sign, date and fax this card to: 212-691-9013
SIGNATURE: DATE: TIME:
UBS-401K Plus Plan Color Stripe Blue

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: September 12, 2008